FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG donates Geocluster software to Oman university

Paris, 28th April 2004

CGG (ISIN : 0000120164 – NYSE : GGY) has donated the latest version of its Geocluster seismic data processing software package to the Sultan Qaboos University (SQU) in Muscat, Oman.

This donation is intended to strengthen the special relationship CGG has developed with the Sultan Qaboos University over recent years. Both parties recognise the mutual benefit to be gained from sharing technology and preparing graduates for a smooth transition from student to professional life.

The SQU recently set up a Major in Geophysics and “end-of-study” projects set for final year students at the University are designed and monitored jointly by the SQU and CGG. Summer training opportunities for SQU students have existed at CGG for many years and most of CGG’s national staff are graduates of the University.

This donation gives students access to a suite of 300+ processing modules available on Geocluster for handling any kind of seismic data. They can now conduct their seismic projects with industry-leading algorithms and hone their geophysical knowledge in areas such as time or depth imaging, converted waves, time-lapse seismic, stratigraphic inversion, fractures and reservoir characterisation.

CGG has worked in Oman for 30 years and has operated a large dedicated seismic processing centre in Muscat as an exclusive processing services provider to PDO since 1994. CGG’s strong commitment to the hiring and training of Omani personnel was recently recognised by the award of an OPAL (Oman Society for Petroleum Services) Compliance Certificate as one of the first oil service companies working in Oman to meet Omanization targets.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact :

Christophe BARNINI	+ 33 1 64 47 38 10 (cbarnini@cgg.com)
Philippe FEUGERE	+ 968 67 0713 (pfeugere@cgg.com)

www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex GENERAL COMPANY OF GEOPHYSICS
Date : April 28th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /